650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 5, 2014

CONFIDENTIAL SUBMISSION
Draft Registration Statement
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Otonomy, Inc.

Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of Otonomy, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2013. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Rule 433(h) promulgated under the Securities Act of 1933, as amended.

Please direct all notices and communications with respect to this confidential submission to each of the following:

David A. Weber, Ph.D., President & Chief Executive Officer Paul E. Cayer, Chief Financial & Business Officer
Otonomy, Inc.
6275 Nancy Ridge Drive, Suite 100
San Diego, CA 92121
Telephone: (858) 242-5200 Facsimile: (858) 200-0933 Email: dweber@otonomy.com Email: pcayer@otonomy.com

U.S. Securities and Exchange Commission

June 5, 2014

with a copy to:	Tony Jeffries
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
Telephone: (650) 849-3223 Email: tjeffries@wsgr.com

Daniel Koeppen
Wilson Sonsini Goodrich & Rosati, P.C.
12235 El Camino Real, Suite 200
San Diego, CA 92130
Telephone: (858) 350-2393
Facsimile: (858) 350-2399 Email: dkoeppen@wsgr.com

Please contact me at (650) 849-3223 or tjeffries@wsgr.com, or Daniel Koeppen at (858) 350-2393 or dkoeppen@wsgr.com, if you have any questions regarding the foregoing.

Very truly yours,

/s/ Tony Jeffries
Tony Jeffries

cc:	David A. Weber, Ph.D., President & Chief Executive Officer, Otonomy, Inc.

Paul E. Cayer, Chief Financial & Business Officer, Otonomy, Inc.

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP

Andrew Williamson, Cooley LLP